333 South Wabash Avenue, Chicago, Illinois, 60604
December 17, 2010
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	CNA Financial Corporation
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 001-05823
VIA EDGAR FILING AND U.S. MAIL
Dear Mr. Rosenberg:
We acknowledge receipt of the letter of comment dated December 1, 2010 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.
Our responses to the Comment Letter are set forth below. For your convenience, the sub-comments presented in the Comment Letter have been repeated herein and are followed directly by our respective responses. In each instance, we have provided supplemental information to the Staff herein which we believe is responsive to the Staff’s comments. In those instances where we believe expanded, revised disclosure should be provided in our Form 10-K for the fiscal year ended December 31, 2010, we provide our proposed disclosure at the end of the response. CNA Financial Corporation and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” or “us.”
Note G. Claim and Claim Adjustment Expense Reserve, page 36
AE&P Reserves, page 37
1.	Based on the table presenting the impact of the Loss Portfolio Transfer on the Condensed Consolidated Statement of Operations, it appears that the gross loss on the retroactive reinsurance agreement with National Indemnity Company (NICO) is approximately $550 million. Please revise your disclosure to:
•	Discuss the business reason for ceding these reserves to NICO when the transaction appears to result in a loss.

CNA Response
Asbestos and environmental pollution (A&EP) exposures have been a source of significant reserve volatility to the property and casualty insurance industry. Accordingly, the Critical Accounting Estimates disclosure of our Annual Report on Form 10-K for the year ended December 31, 2009 and prior years, included an extensive discussion of A&EP reserving which highlighted the fact that our experience in establishing reserves for casualty coverages relating to A&EP claims and claim adjustment expenses is subject to uncertainties that are greater than those presented by other claims, and that estimating the ultimate cost of both reported and unreported A&EP claims are subject to a higher degree of variability. Furthermore, the disclosure indicated that traditional actuarial methods and techniques employed to estimate the ultimate cost of claims for more traditional property and casualty exposures are less precise in estimating claim and claim adjustment reserves for A&EP.
Over the past two years (2008 and 2009), CNA incurred approximately $250 million of adverse reserve development on A&EP reserves. Because of the factors discussed in our 2009 Annual Report on Form 10-K and prior reports, and as noted above, the potential for future adverse reserve development on A&EP reserves remains significant.
To address this reserve risk, during 2010 CNA explored the cost of a loss portfolio transfer (LPT) transaction with a highly-rated counterparty, which led to the subject LPT transaction with NICO. The structure of the transaction with NICO, a subsidiary of Berkshire Hathaway, Inc., provided the following substantial benefits to CNA:
•	improves our earnings outlook and financial stability by significantly mitigating A&EP reserve risk going forward,

•	effectively eliminates credit risk on $1.2 billion of third party A&EP reinsurance recoverables,

•	leverages the expertise of NICO which has claim handling responsibility for a substantial portion of global A&EP claims, and

•	eliminates an area of uncertainty from the perspective of rating agencies.
To clarify the business reasons for ceding these reserves to NICO when the transaction resulted in a loss, we will add disclosure in our 2010 Annual Report on Form 10-K substantially as follows:
To mitigate the risks posed by our exposure to A&EP claims and claim adjustment expenses, as further discussed in Note XX to the Consolidated Financial Statements included under Item 8, on August 31, 2010 we completed a transaction with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway, Inc., under which substantially all of our legacy A&EP liabilities were ceded to NICO effective January 1, 2010. The transaction resulted in a net loss attributable to CNA of $365 million, which relates primarily to the risk margin necessary to secure the $4 billion of reinsurance protection on such a volatile component of our reserves. However, we believe the benefits to CNA are compelling. The benefits include:
•	improves our earnings outlook and financial stability by significantly mitigating A&EP reserve risk going forward,

•	effectively eliminates credit risk on $1.2 billion of third party A&EP reinsurance recoverables effective January 1, 2010, and

•	eliminates an area of uncertainty from the perspective of rating agencies.

Staff Comment, continued
•	Discuss why the loss is not an indication that the reserves ceded were under accrued in previous periods.
CNA Response
While CNA recorded a loss in connection with the transaction, it is not appropriate to view that loss as an indication that our A&EP reserves were under accrued. We performed annual ground up reserve reviews on our A&EP exposures and adverse reserve development was recognized when the review indicated reserve additions were necessary.
The loss from the LPT relates primarily to the risk margin necessary to secure the $4 billion of reinsurance protection on such a volatile component of our reserves. In this context, it is important to also consider that NICO is assuming the credit risk on $1.2 billion of A&EP third party reinsurance receivables. This risk is additive to the reserve uncertainties noted above, and this credit exposure would increase if future A&EP reserve additions are required. In addition, since NICO assumes responsibility for all unallocated claim adjustment costs, the uncertainty over the required claim settlement period added to the risk premium required.
Notwithstanding the LPT transaction, CNA maintains its responsibility to monitor the adequacy of our gross A&EP reserves and to record reserve additions when our reserve reviews indicate such additions are necessary. To clarify the basis of the loss, we will add disclosure in our 2010 Annual Report on Form 10-K substantially as noted above in our response to the first staff comment, which includes a sentence related to the risk margin.
Staff Comment, continued
•	Describe how you calculated the loss on the transaction, including the amount of the gross loss reserves ceded under the agreement. You disclose under the section “A&EP Reserves” that you paid a premium of $2 billion, transferred net reinsurance receivables of $215 million to NICO and ceded $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves.
CNA Response
At the enterprise level (continuing operations and discontinued operations), the pretax loss in the third quarter related to the LPT was $550 million. As noted in the Staff’s comment, our disclosure in Note G on page 37 of Form 10-Q for the period ended September 30, 2010 referenced the most significant components of the loss. A more detailed summary of the loss is supplementally provided in the table below.

(In millions)
LPT reinsurance premium	$2,000
Net reinsurance receivables transferred to NICO (net of $100 allowance for bad debt)	215
Net losses ceded to NICO	(1,555)
Release of reinsurance receivable bad debt reserves	(100)
Other	(10)

Total pretax loss	$550

The allowance of $100 million on the net reinsurance receivables transferred to NICO and the $100 million release of reinsurance receivable bad debt reserve reflected above comprise the $200 million reduction in the Company’s allowance for uncollectible reinsurance receivables on billed third party reinsurance receivables and ceded claim and allocated claim adjustment expense reserves as disclosed on page 37 of our third quarter Form 10-Q. To clarify the calculation of the loss on the transaction, we will add disclosure in our 2010 Annual Report on Form 10-K substantially as follows (new language is indicated through the use of italics utilizing our third quarter 10-Q disclosure):
A&EP Reserves
On August 31, 2010, CCC together with several of the Company’s insurance subsidiaries completed a transaction with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway Inc., under which substantially all of the Company’s legacy A&EP liabilities were ceded to NICO.
Under the terms of the NICO transaction, effective January 1, 2010 the Company ceded approximately $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves to NICO under a retroactive reinsurance agreement with an aggregate limit of $4 billion (Loss Portfolio Transfer). Included in the $1.6 billion of net A&EP claim and allocated claim adjustment expense reserves was approximately $90 million of net claim and allocated claim adjustment expense reserves relating to the Company’s discontinued operations. The $1.6 billion of claim and allocated claim adjustment expense reserves ceded to NICO is net of $1.2 billion of ceded claim and allocated claim adjustment expense reserves under existing third party reinsurance contracts. The NICO aggregate reinsurance limit also covers credit risk on the existing third party reinsurance related to these liabilities. However, unallocated claim adjustment expenses are not subject to the aggregate reinsurance limit.
The Company paid NICO a reinsurance premium of $2 billion and transferred to NICO billed third party reinsurance receivables related to A&EP claims with a net book value of $215 million (net of an allowance of $100 million for uncollectible reinsurance receivables on billed third party reinsurance receivables, as discussed further below). As of August 31, 2010, NICO deposited approximately $2.2 billion in a collateral trust account as security for its obligations to the Company. This $2.2 billion will be reduced by the amount of net A&EP claim and allocated claim adjustment expense payments. In addition, Berkshire Hathaway Inc. guaranteed the payment obligations of NICO up to the full aggregate reinsurance limit as well as certain of NICO’s performance obligations under the trust agreement. NICO is responsible for claims handling and billing and collection from third party reinsurers related to the Company’s A&EP claims.

The following table displays the impact of the Loss Portfolio Transfer on the Condensed Consolidated Statement of Operations.
Impact on Condensed Consolidated Statement of Operations

(In millions)	2010
Other operating expenses	$529
Income tax benefit	185

Loss from continuing operations, included in the Corporate & Other Non-Core segment	(344)
Loss from discontinued operations	(21)

Net loss attributable to CNA	$(365)

In connection with the transfer of billed third party reinsurance receivables related to A&EP claims and the coverage of credit risk afforded under the terms of the Loss Portfolio Transfer, the Company reduced its allowance for uncollectible reinsurance receivables on billed third party reinsurance receivables and ceded claim and allocated claim adjustment expense reserves by $200 million. This reduction is reflected in Other operating expenses presented above.
At September 30, 2010, the gross A&EP claim and allocated claim adjustment expense reserves were $2.5 billion, which were ceded under the Loss Portfolio Transfer and other existing third party reinsurance agreements. At September 30, 2010, the remaining amount available under the $4 billion aggregate limit of the Loss Portfolio Transfer was $2.4 billion on an incurred basis. The net ultimate losses paid under the Loss Portfolio Transfer were $172 million through September 30, 2010.
* * * * * * *
As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or require additional information, please call the undersigned at (312) 822-1222.
Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer